SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BELL CANADA EXTENDS ITS OFFER FOR
NEXXLINK TECHNOLOGIES

MONTREAL, Québec, February 8, 2005 – Bell Canada announced today that an additional 282,605 common shares of Nexxlink Technologies Inc. (TSX: NTI) had been tendered to the take-over bid by its subsidiary, 4257049 Canada Inc., to acquire all of the outstanding shares of Nexxlink for $6.05 per share. Bell Canada has taken up and intends to pay for these shares on February 10, 2005.

At the close of business on February 7, 2005, and taking into account the shares taken up on January 24, 2005, a total of 9,771,094 common shares of Nexxlink, representing approximately 88.8% of the aggregate number of common shares outstanding, had therefore been tendered to the offer.

In order to allow shareholders who have not had the opportunity to tender their shares and be paid the consideration under the offer to do so, Bell Canada will grant an extension to Nexxlink shareholders to tender their shares, by extending its offer to 5:00 p.m. (Montreal time) on February 21, 2005. Bell Canada intends to acquire all outstanding common shares not tendered by that date pursuant to rights of compulsory acquisition, if available, or pursuant to a subsequent acquisition transaction.

If less than 90% of the aggregate number of Nexxlink common shares outstanding are not tendered by 5:00 p.m. (Montreal time) on February 21, 2005, Bell Canada intends to proceed with a subsequent acquisition transaction and hold a special meeting of the shareholders of Nexxlink to that effect in March 2005. Bell Canada, through 4257049 Canada Inc., already holds a number of common shares sufficient to enable all required corporate and securities laws approvals to be obtained at such special meeting of shareholders. Bell Canada would therefore be in a position to have the subsequent acquisition transaction approved.

About Bell Canada

Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release, including, but not limited to, the statement that common shares of Nexxlink not tendered by the extended expiry date of February 21, 2005 are intended to be acquired pursuant to rights of compulsory acquisition, if available, or pursuant to a subsequent acquisition transaction, are forward-looking statements. These forward-looking statements reflect the current expectations of Bell Canada’s management but involve risks, uncertainties and assumptions which could cause actual events to differ materially from current expectations. The forward-looking statements contained in this news release represent Bell Canada’s expectations as of February 8, 2005 and, accordingly, are subject to change after such date. However, Bell Canada disclaims any intention or obligation to update any forward-looking statements whether as a result of new information or otherwise.

For information:
France Poulin
Bell Canada Media Relations
(514) 391-2007 or 1 877-391-2007
france.poulin@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: February 8, 2005